UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.            )*

MEDIALINK WORLDWIDE INCORPORATED

(Name of Issuer)

Common Stock (par value, $0.01 per share)

(Title of Class of Securities)

58445P105

(CUSIP Number)

James K. Lonergan
President and Chief Executive Officer
The Newsmarket, Inc.
6 East 32nd Street, 6th Floor
New York, New York 10016
Telephone: (212) 497-9022

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 1, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box:  ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 58445P105		Page 2 of 13

1	NAME OF REPORTING PERSONS S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) The Newsmarket, Inc. 13-4060982
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (Not Applicable)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES	7 SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8 SHARED VOTING POWER 581,993 (See Note 1)
EACH REPORTING	9 SOLE DISPOSITIVE POWER 0
PERSON WITH	10 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 581,993 (See Note 1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.1% (See Note 1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

Note 1. Beneficial ownership of the Common Stock referred to herein is being reported hereunder solely because The Newsmarket, Inc. may be deemed to beneficially own such shares as a result of the Voting Agreement and the limited proxy granted therein described in Item 5 hereof. Neither the filing of this statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by The Newsmarket, Inc. that it is the beneficial owner of any of the Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed (subject to the Voting Agreement and the limited proxy granted therein).

SCHEDULE 13D
CUSIP No. 58445P105		Page 3 of 13

1	NAME OF REPORTING PERSONS S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) TNM Group Incorporated 27-0512818
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (Not Applicable)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES	7 SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8 SHARED VOTING POWER 581,993 (See Note 1)
EACH REPORTING	9 SOLE DISPOSITIVE POWER 0
PERSON WITH	10 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 581,993 (See Note 1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.1% (See Note 1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

Note 1. Beneficial ownership of the Common Stock referred to herein is being reported hereunder solely because TNM Group Incorporated may be deemed to beneficially own such shares as a result of the Voting Agreement and the limited proxy granted therein described in Item 5 hereof. Neither the filing of this statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by TNM Group Incorporated that it is the beneficial owner of any of the Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed (subject to the Voting Agreement and the limited proxy granted therein).

SCHEDULE 13D
CUSIP No. 58445P105		Page 4 of 13

Item 1.	Security and Issuer

This statement on Schedule 13D (this “Statement”) relates to the common stock, par value $0.01 per share (the “Common Stock”), of Medialink Worldwide Incorporated, a Delaware corporation (the “Company”). The principal executive offices of the Company are located at 708 Third Avenue, New York, New York 10017, United States.

Item 2.	Identity and Background

The names of the persons filing this Statement are The Newsmarket, Inc., a Delaware corporation (“Parent”), and TNM Group Incorporated, a Delaware corporation and a direct, wholly-owned subsidiary of Parent (“Merger Sub”, and together with Parent, the “Reporting Persons”). Parent is a leading platform used by global brands, governments and non-governmental organizations to communicate with all their key audiences using video.  The Newsmarket combines award-winning, proprietary technology with a unique, strategic approach to support the marketing programs of the world’s leading brands, including General Motors, Volvo Cars, the U.S. Department of State, IBM, UNICEF, Facebook and Google.  Merger Sub was formed for the sole purpose of merging with and into the Company, as described in Item 4 below.

The address of the principal business and the principal office of each Reporting Person is 6 East 32nd Street, 6th Floor, New York, New York 10016, United States. The name, business address, present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, and citizenship of each director and executive officer of each of the Reporting Persons is set forth on Schedule A to this Statement.

During the last five years, none of the Reporting Persons nor, to the Reporting Persons’ knowledge, any person named on Schedule A has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

SCHEDULE 13D
CUSIP No. 58445P105		Page 5 of 13

Item 3.	Source and Amount of Funds or Other Consideration

In connection with an Agreement and Plan of Merger among Parent, Merger Sub and the Company, dated July 1, 2009 (the “Merger Agreement”), Parent and Merger Sub entered into a Stockholder Voting Agreement, dated July 1, 2009 (the “Voting Agreement”), with Laurence Moskowitz (“Moskowitz”), Laurence Thomas (“Thomas”), Kenneth G. Torosian (“Torosian”), Bruce E. Bishop, Harold Finett, John M. Greening, Douglas S. Knopper, Catherine Lugbauer, James J. O’Neill, Jeffrey Stone, and Theodore Wm. Tashlik (collectively, the “Stockholders”), with respect to the transactions contemplated by the Merger Agreement. The shares of Common Stock to which this Statement relates have not been purchased by the Reporting Persons, and thus no funds were expended in connection with the Voting Agreement. For a description of the Voting Agreement, see Item 5 below, which description is incorporated herein by reference in response to this Item 3.

Item 4.	Purpose of the Transaction

On July 1, 2009, Parent and Merger Sub entered into the Merger Agreement with the Company. Upon consummation of the transactions contemplated by the Merger Agreement, Merger Sub will be merged with and into the Company (the “Merger”) with the Company surviving the Merger (the “Surviving Corporation”) as a direct, wholly-owned subsidiary of Parent. Subject to certain exceptions described in the Merger Agreement, each outstanding share of Common Stock (including each restricted share, whether vested or unvested) outstanding immediately prior to the effective time of the Merger will be converted into the right to receive $0.20 in cash, without interest and subject to applicable withholding taxes. Each outstanding Company stock option (whether vested or unvested) will be converted into the right to receive a cash payment equal to the excess, if any, of $0.20 over the exercise price of such option, without interest and subject to applicable withholding taxes.  No consideration will be payable in respect of any Company stock options with an exercise price per share equal to or in excess of $0.20 immediately prior to the effective time of the Merger, and all such options will be cancelled automatically at the effective time of the Merger.

The Merger Agreement has been approved by the respective boards of directors of Parent, Merger Sub and the Company. Consummation of the Merger is subject to customary conditions, including the approval of the Merger by stockholders representing a majority of the shares of Common Stock of the Company outstanding and entitled to vote and the receipt of necessary regulatory consents and approvals. Upon consummation of the Merger, the officers and directors of Merger Sub will become the officers and directors of the Surviving Corporation, until their respective successors are duly elected or appointed and qualified.

SCHEDULE 13D
CUSIP No. 58445P105		Page 6 of 13

Upon consummation of the Merger, the Certificate of Incorporation of the Company will be amended to read in its entirety as the Certificate of Incorporation of Merger Sub reads immediately prior to the Effective Time, except the Article 1 thereof shall provide that the  name of the Corporation shall be Medialink Worldwide Incorporated and, as so amended, will be the Certificate of Incorporation of the Surviving Corporation until thereafter amended in accordance with its terms and applicable law. Upon consummation of the Merger, the By-laws of the Company will be amended to read in their entirety as the By-laws of Merger Sub read immediately prior to the consummation of the Merger and, as so amended, will be the By-laws of the Surviving Corporation until amended in accordance with their terms and applicable law. If the Merger is consummated, the Common Stock will cease to be listed on the Nasdaq Stock Market and will become eligible for termination of registration pursuant to Section 12 of the Securities Exchange Act of 1934, as amended.

This summary of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the copy of the Merger Agreement which is incorporated herein by reference as Exhibit 99.1 to this document.

Item 5.	Interest in Securities of the Issuer

In connection with the Merger, Moskowitz (the Chief Executive Officer and Chairman of the board of directors of the Company), Thomas (the Chief Operating Officer of the Company), Torosian (the Chief Financial Officer of the Company) and other Stockholders entered into the Voting Agreement with Parent and Merger Sub. Pursuant to the Voting Agreement, during the period beginning on July 1, 2009 and ending on the earlier of (i) the effective time of the Merger or (ii) the termination of the Merger Agreement, the Stockholders have agreed, among other things, to vote their respective shares of Common Stock in favor of approval of the Merger.

As a result of the execution of the Voting Agreement and the limited proxy granted therein, each of Parent and Merger Sub may be deemed to beneficially own, and have shared voting power with respect to, the 581,993 shares of Common Stock beneficially owned by the Stockholders that are subject to the Voting Agreement, (collectively, the “Subject Shares”), based on the Stockholders’ representations in the Voting Agreement. Neither the filing of this Statement nor any of its contents will be deemed to constitute an admission by any of the Reporting Persons that it is the beneficial owner of any of the Subject Shares referred to herein for any purpose, and such beneficial ownership is expressly disclaimed (subject to the Voting Agreement and the limited proxy granted therein).

SCHEDULE 13D
CUSIP No. 58445P105		Page 7 of 13

The Subject Shares constitute approximately 9.1% of the issued and outstanding Common Stock, based on the Company’s representation in the Merger Agreement that there were 6,428,059 shares of Common Stock issued and outstanding as of the close of business on June 30, 2009. Pursuant to the Voting Agreement, if a Stockholder becomes the beneficial owner of any additional shares of Common Stock or other securities of the Company that entitle the Stockholder to vote on the matters contemplated by the Voting Agreement (including pursuant to the exercise of any Company stock options), then the terms of the Voting Agreement will apply to the additional shares of capital stock of the Company then held by the Stockholder. Accordingly, any such acquisition of shares of capital stock of the Company by any Stockholder may result in the Reporting Persons being deemed to acquire beneficial ownership of additional securities of the Company.

Each of the Stockholders has agreed (unless otherwise directed by Parent) to vote (or cause to be voted), at any stockholders’ meeting of the Company or any adjournment thereof, and on every other action or approval by written consent of the stockholders of the Company with respect to any of the following, all of its Subject Shares (a) in favor of the approval and adoption of the Merger Agreement and in favor of the Merger and (b) against (i) the approval of any Acquisition Proposal (as defined in the Merger Agreement); or (ii) any other action or agreement that would reasonably be expected to impede, interfere with or delay the Merger or the Voting Agreement including, but not limited to: (A) any extraordinary corporate transaction, such as a merger, consolidation or other business combination involving the Company or its Subsidiaries (as defined in the Merger Agreement) (other than a transaction involving Merger Sub); (B) a sale, lease or transfer of a material amount of assets of the Company or its Subsidiaries or a reorganization, recapitalization or liquidation of the Company or its Subsidiaries; (C) any change in the management or board of directors of the Company, except as otherwise agreed to in writing by Parent; (D) any material change in the present capitalization or dividend policy of the Company or any amendment of the Company’s certificate of incorporation; or (E) any other material change in the Company’s corporate structure or business.

SCHEDULE 13D
CUSIP No. 58445P105		Page 8 of 13

Each of the Stockholders also appointed Merger Sub and the President of Merger Sub during and for the term of the Voting Agreement, as its true and lawful attorney-in-fact and proxy to vote, express consent or dissent, or otherwise utilize such voting power with respect to the Subject Shares in connection with any proposals relating to the actions described in the immediately preceding paragraph. Except as stated in this paragraph and the immediately preceding paragraph, the Reporting Persons do not have the power to vote or to direct the voting of the Subject Shares, nor do they have the sole or shared power to dispose or to direct the disposition of the Subject Shares.

Each of the Stockholders has agreed that, such Stockholder shall not, directly or indirectly, solicit (including by way of furnishing information) or respond to any inquiries or the making of any Acquisition Proposal or any proposal by any person or entity (other than Parent or Merger Sub and other than advising such person or entity of the existence of the Voting Agreement) with respect to an Acquisition Proposal.  If such Stockholder receives any such inquiry or proposal, then it shall promptly inform Parent of the terms and conditions, if any, of such inquiry or proposal and the identity of the person or entity making it.  Notwithstanding anything in the Voting Agreement to the contrary, each Stockholder may act on behalf of the Company in its capacity as a director or officer of the Company to the extent the Company is permitted or required to act with respect to an Acquisition Proposal, and any such action shall not be deemed a violation of the Voting Agreement; and such Stockholder shall not, directly or indirectly: (a) except pursuant to the terms of the Merger Agreement, offer for sale, sell, transfer, tender, pledge, encumber, assign or otherwise dispose of, or enter into any contract, option or other arrangement or understanding with respect to or consent to an offer for sale, sale, transfer, tender, pledge, encumbrance, assignment or other disposition of, any or all of such Stockholder’s Subject Shares; (b) except as contemplated hereby, grant any proxies or powers of attorney, deposit any Subject Shares into a voting trust or enter into a voting agreement with respect to any Subject Shares; or (c) take any action that would make any representation or warranty contained in the Voting Agreement untrue or incorrect or have the effect of preventing or disabling such Stockholder from performing its obligations under the Voting Agreement.

This summary of the Voting Agreement does not purport to be complete and is qualified in its entirety by reference to the copy of the Voting Agreement which is incorporated herein by reference as Exhibit 99.2 to this document.

Except for the Voting Agreement, the Merger Agreement and the transactions contemplated by those agreements, none of the Reporting Persons, nor to the Reporting Persons’ knowledge, any person named on Schedule A has effected any transaction in the Common Stock of the Company during the past 60 days. To the Reporting Persons’ knowledge, no person has the right to receive or power to direct the receipt of dividends from, or the proceeds from the sale of, the Subject Shares, other than the Stockholders.

SCHEDULE 13D
CUSIP No. 58445P105		Page 9 of 13

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Other than as described in Items 4 and 5 and the agreements incorporated herein by reference and set forth as exhibits hereto, to the Reporting Persons’ knowledge, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.	Materials to be Filed as Exhibits

The following documents are filed or incorporated by reference as exhibits:

Exhibit No.	Description

99.1
Agreement and Plan of Merger by and among The Newsmarket, Inc., TNM Group Incorporated and Medialink Worldwide Incorporated, dated as of July 1, 2009 (Incorporated by reference to Exhibit 2.1 to the current report on Form 8-K of Medialink Worldwide Incorporated filed on July 8, 2009)

99.2
Stockholder Voting Agreement by and among the named Stockholders, The Newsmarket, Inc., TNM Group Incorporated, dated as of July 1, 2009 (Incorporated by reference to Exhibit 10.17 to the current report on Form 8-K of Medialink Worldwide Incorporated filed on July 8, 2009)

99.3	Joint Filing Agreement by and among The Newsmarket, Inc. and TNM Group Incorporated, dated as of July 13, 2009 (filed herewith)

SCHEDULE 13D
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After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 13, 2009

THE NEWSMARKET

By:	/s/ James K. Lonergan

Name:	James K. Lonergan

Title:	President and Chief Executive Officer

TNM GROUP INCORPORATED

By:	/s/ James K. Lonergan

Name:	James K. Lonergan

Title:	Chief Executive Officer

SCHEDULE 13D
CUSIP No. 58445P105		Page 11 of 13

Exhibit No.	Description

99.1
Agreement and Plan of Merger by and among The Newsmarket, Inc., TNM Group Incorporated and Medialink Worldwide Incorporated, dated as of July 1, 2009 (Incorporated by reference to Exhibit 2.1 to the current report on Form 8-K of Medialink Worldwide Incorporated filed on July 8, 2009)

99.2
Stockholder Voting Agreement by and among the named Stockholders, The Newsmarket, Inc., TNM Group Incorporated, dated as of July 1, 2009 (Incorporated by reference to Exhibit 10.17 to the current report on Form 8-K of Medialink Worldwide Incorporated filed on July 8, 2009)

99.3	Joint Filing Agreement by and among The Newsmarket, Inc. and TNM Group Incorporated, dated as of July 13, 2009 (filed herewith)

SCHEDULE 13D
CUSIP No. 58445P105		Page 12 of 13

SCHEDULE A

DIRECTORS AND EXECUTIVE OFFICERS OF THE REPORTING PERSONS

The name, present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each director and executive officer of The Newsmarket, Inc. is set forth below. The business address for each executive officer and director is 6 East 32nd Street, 6th Floor, New York, New York 10016. Each director and executive officer is a citizen of the United States, other than Shoba Purushothaman, who is a citizen of the Malaysia.

Executive Officers of The Newsmarket, Inc. who are not also directors

Name	Position

Nick Abramovich	Chief Financial Officer and Chief Operating Officer The Newsmarket, Inc.

Board of Directors of The Newsmarket, Inc.

Name	Present Principal Occupation or Employment (including Name and Address of Employer)

James K. Lonergan	Director, President and Chief Executive Officer of The Newsmarket, Inc.
Shoba Purushothaman	Chairman of The Board and employee of The Newsmarket, Inc.
Scott English	Vice President of Strategic Investments, Hearst Interactive Media
Jordan Levy	Partner of Softbank Capital
Alan Patricof	Representing Apax Partners, Inc.
David Shnaider	Partner of Barn Ventures, LLC
Andrew Heyward	Senior Advisor to Marketspace LLC, a subsidiary of Monitor Group

SCHEDULE 13D
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The name, present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each director and executive officer of TNM Group Incorporated is set forth below. The business address for each director is 6 East 32nd Street, 6th Floor, New York, New York 10016, United States, and the business address for each executive officer is 6 East 32nd Street, 6th Floor, New York, New York 10016, United States. Each director and executive officer is a citizen of the United States.

Board of Directors of TNM Group Incorporated

Name	Present Principal Occupation or Employment (including Name and Address of Employer)

James K. Lonergan	Sole Director and Chief Executive Officer

Executive Officers of TNM Group Incorporated who are not also directors

Name	Position

Nick Abramovich	President, Secretary and Treasurer